# JONES DAY

REGULATED BY THE LAW SOCIETY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

| | |
|---|---|
| Your Ref | |
| Ref/CAM | DW/JP009028 |
| E-mail | dkwinterfeldt@jones[redacted] |
| Direct | 020 7039 5209 |
| Date | 22 December 2006 |

06019546

SEC MAIL
RECEIVED
PROCESSING
DEC 22 2006
WASH. DC
151
SECTION

**BY HAND**

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington DC, 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

**AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025**

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Kind regards,

**Daniel Winterfeldt**

File No. 082-35025

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | AgCert International PLC |
| **TIDM** | AGC |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:34 01-Dec-06 |
| **Number** | 1100N |

RNS Number:1100N
AgCert International PLC
01 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

YES

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

YUDA SAYDUN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify

the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when

calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

SEPTEMBER 12, 2006

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED. 10 YEAR LIFE CYCLE FOR EACH GRANT.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (500,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

150.8 PENCE

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (500,000 SHARE OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

YUDA SAYDUN
+1-305-299-1188

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 01 DECEMBER, 2006

This information is provided by RNS
The company news service from the London Stock Exchange.

END

Close

File No. 082-35025

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | AgCert International PLC |
| **TIDM** | AGC |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:39 01-Dec-06 |
| **Number** | 1099N |

RNS Number:1099N
AgCert International PLC
01 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

YES

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

PATRICIO NORTHLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

SEPTEMBER 12, 2006

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED. (TEN YEAR LIFE CYCLE FOR EACH GRANT).

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (500,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

150.8 PENCE

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (500,000 SHARE OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

+1-321-409 7809

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 01 DECEMBER, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File No. 082-35025

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | AgCert International PLC |
| **TIDM** | AGC |
| **Headline** | Trading Statement |
| **Released** | 07:00 21-Dec-06 |
| **Number** | 3908O |

# AgCert International plc

## Pre-Closing Update & Significant Contract Development

The Board of AgCert International Plc is pleased to announce that the company has met the target set out last September for emission reductions ("ER") submissions to the UN Executive Board and, that following successful contract re-negotiations, the profitability and risk profile of the business have been significantly improved.

- **Economics and risk profile improved**
  - The company's principal fixed contracts have been re-negotiated, releasing significant capacity for sale at full market prices, adding an estimated €53m – €95m to company gross revenues whilst, at the same time, improving the risk profile, through substantially reducing the company's potential exposure to mark to market damages.
- **ER production in line with guidance**
  - 442,000 monitored ER's posted for approval to date, in the mid range of the 400,000 to 500,000 indicated by the company in September 2006. Delivery expected early in 2007.
- **Funding proceeding apace**
  - Negotiations, to cover further funding in 2007, are progressing well with executed term sheets in place for €70 million in new loans. Completion, subject to final agreement, expected early in 2007.
- **Positive outlook for 2007 and beyond**
  - Expanding to new geographies and verticals to meet production targets. Management reaffirms that the business is on track to be cash flow positive by the end of 2007.

AgCert has renegotiated the existing fixed price contracts with customers. This will free up significant capacity, for sale at full market prices, benefiting future profitability. The company's commitment to sell Certified Emission Reductions ("CERs") for 22.9 million tonnes has been reduced to 12.5 million tonnes over the three years 2007 – 09. Of the over 10 million tonne reduced delivery commitment approximately 60% of the reduction occurs in 2007. The incremental cost of the transaction was €20m and the incremental net benefit at current market prices (€15 - €19) is estimated to be €33m - €75m over the period.

Substantial improvements have been achieved in site efficiency as the result of the implementation of enhanced diagnostic and monitoring systems, with overall site production rising to in excess of 50% of available theoretical yield versus 37% in June. With many sites now producing at yields in excess of 100% of the company's expected yield the Board anticipates further gains in overall site performance in 2007 and beyond.

The company continues to expand the number of sites under development, with the constructed run rate reaching 3.0 million tonnes at the end of November. Based on our accumulated experience, we shifted our attention to more stringent site selection criteria, a strengthening of our processes and controls, and improvements in design. At the same time, we added the equivalent of over 400,000 ER's in constructed capacity during Q4. The new site construction and operation will benefit at once from the improvements now being achieved through enhanced processes and systems.

New site development, together with the significant latent capacity for improved performance from existing sites, will continue to drive the company's production output towards reaching its goal of an additional 5.0

million tonnes of capacity in situ by the end of 2007.

The company continues to make progress on its key performance indicators. The company continues to make strong progress on the regulatory front as demonstrated by the table below.

| AgCert International PLC<br>Chart for December 2006 Trading Update | | | | |
|---|---|---|---|---|
| | Dec 31, 2005 | June 20, 2006 | Dec 8, 2006 | YOY % Change |
| **LoAs** | 16 | 57 | 114 | 613% |
| **Registered Projects** | 3 | 19 | 53 | 1667% |
| **Completed Sites** | 260 | 486 | 621 | 139% |

The joint venture, AES AgriVerde, a Bermuda-based company, has become operational with offices in Melbourne (Florida), Singapore, Moscow and Bermuda. Agreement has been reached for its first site in Malaysia, a 20,000 tonne palm oil facility with groundbreaking on track by January 2007. Overall management is pleased with initial progress and market potential throughout Asia, Russia, Poland and Ukraine.

Funding negotiations have progressed well. We have already signed term sheets to raise €70m in debt on which we expect to reach completion, subject to formal agreement, early in 2007. It is anticipated that additional funding will be raised in the first half of next year to finance further new investment, ensuring that the operational business can deliver the goal of becoming cash flow positive by the end of 2007.

AgCert continues to invest resources in exploring the potential of new technologies, agricultural sectors and supply sources which will provide the opportunity to further enhance operational performance.

The Carbon Emission trading market continues to evolve rapidly. The volume of credits brokered and traded on the European Exchange, under the EU's pre-Kyoto scheme, is now considerably ahead of earlier market expectations. In 2005 a volume of 262M tonnes was traded. In 2006 this is estimated to have grown to 795M tonnes. (Source: Point Carbon). Forecasts for 2007 and for 2008, when Kyoto comes in to force, are for substantial further growth. Agriculture, AgCert's specialist market segment, accounts for 20% of global carbon emissions.

The Board is pleased with the progress that the company has made towards meeting its objectives, remains on target to meet all the remaining delivery obligations and looks forward to the future with confidence.

Bill Haskell, Chief Executive, commented:

**"2006 has been a year of substantial growth for AgCert. We are proving the efficacy of our business model and have established AgCert as a dominant player in the origination of emission reduction credits, by laying down a significant global footprint, in the emerging climate change market place."**

**"We are building on our accumulated experience, creating powerful business tools through which we continuously improve our performance enabling us to maintain our industry leading position going forward."**

**21 December 2006**

**The company's senior management team will host an analyst conference call at 12.00pm today. Please contact Claire Dilley at College Hill on the number below for details.**

**ENQUIRIES:**

**AgCert International**

Bill Haskell, CEO, AgCert International +353 (0) 1 245 7400
Paul D'Alton, Finance Director +353 (0) 1 245 7400

**College Hill**

Mark Garraway/Anthony Parker +44 (0)207 4572020

END

Close

File No. 082-35025

Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | AgCert International PLC |
| **TIDM** | AGC |
| **Headline** | Total Voting Rights |
| **Released** | 16:43 21-Dec-06 |
| **Number** | 5046O |

# AgCert International plc

## Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision six we would like to notify the market of the following:

AgCert International plc's capital consists of 168,744,800 ordinary shares of €0.0001 pence each, with voting rights. AgCert International plc holds no shares in Treasury. Therefore the total number of voting rights in AgCert International plc is 168,744,800

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AgCert International plc under the FSA's Disclosure and Transparency Rules.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

**21 December 2006**

**Paul D'Alton**
**Company Secretary**

**ENQUIRIES:**
**AgCert International**

Bill Haskell, CEO, AgCert International +353 (0) 1 245 7400
Paul D'Alton, Finance Director +353 (0) 1 245 7400

**College Hill**
Mark Garraway/Anthony Parker +44 (0)207 4572020

END

Close